Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated December 3, 2012

This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

JPMorgan Index Knock Out Notes Linked to the EURO STOXX50® Index due June 11, 2014

The notes are designed for investors who seek to participate in the appreciation of the EURO STOXX 50® Index and who anticipate that the Ending Index Level will not be less than the Initial Index Level by more than 20.00%.

Trade Details/Characteristics

Index	EURO STOXX 50® Index
Currency	USD
Knock-Out Buffer Amount	20.00%
Contingent Minimum Return	At least 8.55% (to be determined on the pricing date)
Pricing Day	December 07, 2012
Observation Date	June 06, 2014
Index Return	(Ending Index Level - Initial Index Level) / Initial Index Level
Maximum Potential Loss	100.00%
Maturity	Approximately 18 months
Settlement	Cash
Knock-Out Event	A Knock-Out Event occurs if the Ending Index Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount.
Payment at Maturity	*If a Knock-Out Event has occurred:* $1,000 + ($1,000 x Index Return) *If a Knock-Out Event has not occurred:* $1,000 + ($1,000 x greater of (i) the Contingent Minimum Return and (ii) the Index Return)

Risk Considerations

- Your investment in the notes may result in a loss of some or all of your principal.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- The benefit of the Knock-Out Buffer Amount may terminate on the Observation Date.
- Your ability to receive the Contingent Minimum Return may terminate on the Observation Date.
- Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.
- You will not receive any interest payments and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of securities composing the index would have.
- Lack of liquidity — JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- Many economic factors, such as index volatility, time to maturity, interest rates and creditworthiness of the issuer, will impact the value of the notes prior to maturity.

Hypothetical Payout For Notes

If a Knock-Out Event Has Not Occurred (1)



Index Performance
Knock-Out Buffer Amount
Total Return with no Knock-Out Event
Payout on a $1000 note investment
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
-30%
-20%
-10%
0%
10%
20%
30%
Index Return

If a Knock-Out Event Has Occurred (2)



Index Performance
Total Return with a Knock-Out Event
Knock-Out Buffer Amount
Payout on a $1000 note investment
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
-30%
-20%
-10%
0%
10%
20%
30%
Index Return

(1) The Ending Index Level is greater than or equal to 2,060 (80.00% of the hypothetical Initial Index Level).

(2) The Ending Index Level is less than 2,060 (80.00% of the hypothetical Initial Index Level).

The graphs above collectively demonstrate the hypothetical total return on the notes at maturity for a subset of Index Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.

Ending Index Level	Index Return	Total Return if a Knock-Out Event Has: Not Occurred (1)	Occurred (2)
3,347.50	30.00%	30.00%	N/A
3,218.75	25.00%	25.00%	N/A
3,090.00	20.00%	20.00%	N/A
2,961.25	15.00%	15.00%	N/A
2,832.50	10.00%	10.00%	N/A
2,703.75	5.00%	8.55%	N/A
2,626.50	2.00%	8.55%	N/A
2,575.00	0.00%	8.55%	N/A
2,446.25	-5.00%	8.55%	N/A
2,317.50	-10.00%	8.55%	N/A
2,188.75	-15.00%	8.55%	N/A
2,060.00	-20.00%	8.55%	N/A
2,059.74	-20.01%	N/A	-20.01%
1,287.50	-50.00%	N/A	-50.00%
0.00	-100.00%	N/A	-100.00%

The table above assumes an Initial Index Level of 2575. The actual Initial Index Level will be set on the pricing date.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC. is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: December 3, 2012

Risk Considerations
The risk considerations identified below are not exhaustive. Please see the accompanying term sheet, product supplement and underlying supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS -- The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the Ending Index Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, a Knock-Out Event has
occurred, and the benefit provided by the Knock-Out Buffer Amount of 20.00%
will terminate. If a Knock-Out Event has occurred, for every 1% that the Ending
Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 20.00% of your initial investment and may lose some or all of your initial investment at maturity.
CREDIT RISK OF JPMORGAN CHASE and CO. -- The notes are subject to the credit risk of JPMorgan Chase and Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on
JPMorgan Chase and Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview -- CIO Synthetic Credit Portfolio
Update," "Liquidity Risk Management -- Credit Ratings" and "Item 4. Controls
and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended
September 30, 2012 and "Part II. Other Information -- Item 1A. Risk Factors" in
our Quarterly Report on Form 10-Q for the quarter ended June 30, POTENTIAL
CONFLICTS -- We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors -- Risks Relating to the Notes
Generally" in the accompanying product supplement no. 4-I for additional information about these risks.
In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
THE BENEFIT PROVIDED BY THE KNOCK -OUT BUFFER AMOUNT MAY TERMINATE ON THE
OBSERVATION DATE -- If the Ending Index Level is less than the Initial Index
Level by more than the Knock-Out Buffer Amount of 20.00%, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the Index. Because the Ending Index Level will be determined based on the Index closing level on a single day near the end of the term of the notes, the closing level of the Index at the maturity date or at other times during the term of the notes could be less than the Initial Index
Level by not more than the Knock-Out Buffer Amount, or could be equal to or greater than the Initial Index Level. This difference could be particularly large if there is a significant decrease in the level of the Index during the later portion of the term of the notes or if there is significant volatility in the level of the Index during the term of the notes, especially on dates near the Observation Date.
YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF AT LEAST 8.55%* MAY
TERMINATE ON THE OBSERVATION DATE -- If the Ending Index Level is less than the
Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, you will not be entitled to receive the Contingent Minimum Return of at least
8.55%* on the notes. Under these circumstances, you will lose some or all of your initial investment at maturity and will be fully exposed to any depreciation in the Index.
* The actual Contingent Minimum Return on the notes will be set on the pricing date and will not be less than 8.55% .
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES
PRIOR TO MATURITY -- While the payment at maturity of the notes would be based on the full principal amount of the notes, the original issue price of the notes includes an agent's commission and the cost of hedging JPMorgan Chase and
Co.'s obligations under the notes. As a result, the price, if any, at which
J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase such notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes will not be designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD
ANY NOTES UNTIL MATURITY.
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS -- As a holder of the notes, you will not receive any interest payments and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
LACK OF LIQUIDITY -- The notes described above will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES -- In
addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the actual and expected volatility of the Index;
the time to maturity of the notes; whether a Knock-Out Event has occurred or is expected to occur; the dividend rate on the equity securities underlying the
Index; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory and judicial events; and the creditworthiness of JPMorgan Chase and Co.

The notes are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.